December 12, 2024

Teddy Kaplan
Chief Executive Officer and President
New Mountain Net Lease Trust
1633 Broadway, 48th Floor
New York, NY 10019

       Re: New Mountain Net Lease Trust
           Amendment No. 1 to
           Registration Statement on Form 10-12G
           Filed November 27, 2024
           File No. 000-56701
Dear Teddy Kaplan:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

         After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form 10-12G filed November 27,
2024
Item 1. Business
Seed Portfolio, page 8

1.     We note your response to prior comment 3 and your revisions to your filing.
       Specifically, we note that the column for Assumable Debt is your pro rata portion of the aggregate principal amount of in place mortgage financing. It appears this measure is a non-GAAP measure. Please revise your filing to comply with the disclosure requirements of Item 10(e) of Regulation S-K, or advise.
Item 4. Security Ownership of Certain Beneficial Owners and Management, page
136

2. We note your additional disclosure in response to prior comment 12. Please disclose the person(s) with voting and/or dispositive control over NM Fund I. December 12, 2024
Page 2
Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related
Shareholder Matters, page 156

3. We note your response to prior comment 14. As you will use NAV for the purpose of establishing a price for share purchases and repurchases, please provide us with a template for your future quarterly NAV disclosures. For guidance, refer to CF
       Disclosure Guidance Topic No. 6, dated July 16, 2013.
Index to Financial Statements, page F-1

4.     We continue to consider your responses to prior comments 16 and 17.
Pro Forma Combined Consolidated Financial Statements of New Mountain Net Lease Trust
(Unaudited), page F-2

5. We note your response to our prior comment 23 and your revisions to your filing.
       Please clarify for us and in your filing if the allocation of 27,476,206 common shares to 7,250,000 Class A shares, 13,476,206 Class F shares, and 6,750,000
Class E shares
       can change in connection with your formation transactions. To the extent the allocation to Class A, Class F, and Class E can change, please revise to include additional information to enable a reader to understand the magnitude of any
       potential variability. Reference is made to Article 11 of Regulation
S-X.
6. We note your response to our prior comment 24 and your revisions to your filing.
       Please address the following:
           We are unclear from your disclosure if the fairness opinion with respect to the
           Seed Portfolio Fair Value has been obtained or will be obtained. For example purposes only, the first bullet on page F-2 indicates that such fairness opinion is not yet obtained; however, the newly added disclosure on page F-5 indicates that a third party advisor has provided an opinion that the Seed Portfolio Fair Value was fair. Please clarify for us and throughout your filing if such opinion has been obtained or will be obtained.
           To the extent the fairness opinion has not yet been obtained, then it appears that the amount of shares to be issued could vary. If the amount of shares to be issued can vary, please revise to include additional information to enable a reader to understand the magnitude of any potential adjustments. Reference is made to
           Article 11 of Regulation S-X.
7. We note your response to our prior comment 24 and your revisions to your filing.
       Please further revise to disclose the inputs and assumptions used in determining the fair value of $549,524,000, or tell us how you determined such information is unnecessary. Reference is made to Article 11 of Regulation S-X.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 December 12, 2024
Page 3

       Please contact Kellie Kim at 202-551-3129 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Isabel Rivera at 202-551-
3518 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:   Daniel B. Honeycutt, Esq.